# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Biofrontera Inc., CIK 0001858685
CUSIP: 09077D209
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 120 PRESIDENTIAL WAY,, 120 PRESIDENTIAL WAY,, WOBURN, Massachusetts (MA), 01801
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001622627-24-000018
Filed by CIK 0001622627

## Reporting persons
- Rosalind Advisors, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 16,188,781; sole dispositive power 0; shared dispositive power 16,188,781; aggregate amount beneficially owned 16,188,781 (9.9% of the class)
  Comment: This percentage is calculated based upon 11,648,323 common stock as of November 10, 2025, from the 10-Q filed on November 12, 2025 by the issuer. However, as more fully described in Item 4, the securities reported in rows 6, 8 and 9 show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows 6, 8 and 9.
  (6) 1,140,764 shares of Common Stock
  12,828,452 shares of Common Stock issuable upon exercise of preferred shares
  2,219,565 shares of Common Stock issuable upon exercise of convertible debt
- SALAMON STEVEN A J: type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 16,188,781; sole dispositive power 0; shared dispositive power 16,188,781; aggregate amount beneficially owned 16,188,781 (9.9% of the class)
  Comment: (6) 1,140,764 shares of Common Stock
  12,828,452 shares of Common Stock issuable upon exercise of preferred shares
  2,219,565 shares of Common Stock issuable upon exercise of convertible debt
- Aharon Gil: type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 16,188,781; sole dispositive power 0; shared dispositive power 16,188,781; aggregate amount beneficially owned 16,188,781 (9.9% of the class)
  Comment: (6) 1,140,764 shares of Common Stock
  12,828,452 shares of Common Stock issuable upon exercise of preferred shares
  2,219,565 shares of Common Stock issuable upon exercise of convertible debt
- Rosalind Master Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 16,188,781; sole dispositive power 0; shared dispositive power 16,188,781; aggregate amount beneficially owned 16,188,781 (9.9% of the class)
  Comment: (6) 1,140,764 shares of Common Stock
  12,828,452 shares of Common Stock issuable upon exercise of preferred shares
  2,219,565 shares of Common Stock issuable upon exercise of convertible debt

## Item 1. Issuer
Name of issuer: Biofrontera Inc.
Address of issuer's principal executive offices: 120 PRESIDENTIAL WAY,, 120 PRESIDENTIAL WAY,, WOBURN, MASSACHUSETTS, 01801

## Item 2. Person Filing
Name of person filing:
Rosalind Advisors, Inc. Advisor to RMF
Rosalind Master Fund L.P. RMF
Steven Salamon President
Steven Salamon is the portfolio manager of the Advisor which advises RMF.
Gilad Aharon is the portfolio manager and member of the Advisor which advises RMF.
Address of principal business office or, if none, residence:
Rosalind Advisors, Inc.
15 Wellesley Street West
Suite 326
Toronto, Ontario
M4Y 0G7 Canada

Rosalind Master Fund L.P.
P.O. Box 309
Ugland House, Grand Cayman
KY1-1104, Cayman Islands

Steven Salamon
15 Wellesley Street West
Suite 326
Toronto, Ontario
M4Y 0G7 Canada

Gilad Aharon
15 Wellesley Street West
Suite 326
Toronto, Ontario
M4Y 0G7 Canada
Citizenship: Mr. Salamon and Mr. Aharon are citizens of Canada, resident in Ontario

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information as of the date of the event which requires filing of this statement required by Items 4(a) to (c) is set forth in Rows 5 to 12 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based upon 11,648,323 common stock as of November 10, 2025, from the 10-Q filed by the issuer on November 12,2025.

Rosalind Master Fund L.P. may have been deemed to have the beneficial ownership of 1,140,764 shares of common stock representing the beneficial ownership of approximately 9.99% of the common stocks as mentioned above, which excludes the 15,048,017 shares issuable upon the exercise of preferred shares and convertible debt because they contain a blocker provision under which the holder thereof does not have the right to exercise any of the preferred shares/convertible debt to the extent that such exercise would result in beneficial ownership by the holder in excess of 9.99% of the Common Stock. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise any of the preferred shares/convertible debt due to the Blockers.

Rosalind Advisors, Inc. is the investment advisor to RMF and may be deemed to be the beneficial owner of shares held by RMF. Steven Salamon is the portfolio manager of the Advisor and may be deemed to be the beneficial owner of shares held by RMF. Notwithstanding the foregoing, the Advisor and Mr. Salamon disclaim beneficial ownership of the shares.
Percent of class:
Rosalind Advisors, Inc. 9.9%
Rosalind Master Fund L.P. 9.9%
Steven Salamon 9.9%
Gilad Aharon 9.9%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Rosalind Advisors, Inc. 1,140,764
Rosalind Master Fund L.P. 1,140,764
Steven Salamon 1,140,764
Gilad Aharon 1,140,764
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
Rosalind Advisors, Inc. 1,140,764
Rosalind Master Fund L.P. 1,140,764
Steven Salamon 1,140,764
Gilad Aharon 1,140,764

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

## Signatures
- Rosalind Advisors, Inc.: Steven Salamon, President (02/11/2026)
- SALAMON STEVEN A J: Steven Salamon, Steven Salamon (02/11/2026)
- Aharon Gil: Aharon Gil, Aharon Gil (02/11/2026)
- Rosalind Master Fund L.P.: Mike McDonald, Director, Rosalind (Cayman) Ltd. (as General Partner to Rosalind Master Fund) (02/11/2026)